Exhibit 4.1
Part A: Specific Terms — Guarantee Facility
Nordea Bank Norge ASA (the “Bank”), organisation no. NO 911 044 110 and Nordea Bank Finland Plc. (the “Guarantee Issuer”) (organisation no. 1680235-8) have agreed to make available to Helix Energy Solutions Group, Inc. (the “Customer”) a guarantee facility (the “Guarantee Facility”) on the terms of this agreement (the “Agreement”).
The Agreement consists of the following parts (and is the collective term used for them):

Part A: Specific Terms — Guarantee Facility	Part D: Power of Attorney/Signatures
Part B: Standard Terms — Guarantee Facility	Part E: Documentary Credit Application
Part C: Initial Conditions Precedent — Guarantee Facility
Background:
The Bank represents the Guarantee Issuer in all matters related to the Agreement (and which are stipulated in the Agreement) and all communication between the Customer and the Guarantee Issuer under the Agreement shall be made through the Bank unless otherwise explicitly agreed. The Agreement shall govern issued Guarantees on behalf of the Customer according to the agreed written routines for the ordering of Guarantees in force at any given time. All Guarantees issued by the Bank and/or Guarantee Issuer covering obligations of the Customer prior to the date of this Agreement shall be governed by this Agreement and regarded as issued under this Agreement.

Customer	Name	Organisation number
	Helix Energy Solutions Group Inc.	95-3409686

Facility Amount:	USD 20,000,000.

Purpose:	For the issuance of performance guarantees in connection with contract work in the UK and Norwegian North Sea (each a “Guarantee” and collectively the “Guarantees”)

Maturity Date:	364 days from the date of signing of the Agreement. The Guarantee Facility may be extended for successive 364-day periods through annual renewals as stipulated in Part B (Standard Terms – Guarantee Facility).

Arrangement Fee – Facility:	0.30% of Facility Amount, payable at signing of the Agreement.

Annual Renewal Fee:	0.20% of Facility Amount, payable at each 364-day extension of the Guarantee Facility as stipulated in Part B (Standard Terms – Guarantee Facility).

1.00% p.a. of the amount available to be drawn under, any of issued and outstanding Guarantees, but in no event less than USD 500 per Guarantee per annum. The Guarantee Commission is payable quarterly in arrears.

Guarantee Commission:	In the event that cash has been deposited in the Cash Collateral Account (as defined below) following from the Guarantee Facility not being extended through an annual review (as set out below), the Guarantee Commission shall be reduced to 0.30% p.a.

Arrangement Fee – Guarantee:	USD 500, payable on the issuance of the respective Guarantee.

Amounts due to Nordea shall be paid in accordance with the following wiring instructions:

Pay to: CHASUS33

For the account of: NDEAFIHH

Charging:	Ref: Trade Finance Oslo — Helix Energy Solutions Group

Other:	The Guarantee Facility shall be available for the issuance of Guarantees with up to 3 years tenor on an unsecured basis, provided however that in the event the Guarantee Facility is not extended through an annual renewal as stipulated in Part B (Standard Terms – Guarantee Facility), cash in an amount equal to 105% of the aggregate amount available to be drawn under issued and outstanding Guarantees shall be deposited with the Bank no later than 7 days prior to the then applicable Maturity Date. Any unused commitment under the Guarantee Facility will terminate at the then applicable Maturity Date. In the event that cash has been deposited into the Cash Collateral Account (as defined below) as a
Nordea Bank Norge ASA Middelthuns gate 17 Oslo P.O. Box 1166 Sentrum NO-0107 OSLO Norway company registration number NO 911 044 110 MVA

Part A: Specific Terms — Guarantee Facility

result of the foregoing, the Guarantee Commission shall be reduced to 0.30% p.a.

Cash deposited shall be held in an account with the Bank (the “Cash Collateral Account”), which account shall be pledged to the Bank and Guarantee Issuer as security for the Customer’s obligations under to the Agreement. The Cash Collateral Account shall be blocked for withdrawals by the Customer and accrue interest in accordance with prevailing market terms for similar accounts. Upon termination of all issued and outstanding Guarantees, satisfactory settlement of Customer’s obligations under the Agreement and termination of the Agreement in whole, any remaining balance in the Cash Collateral Account shall be returned to the Customer together with accrued interest thereon.

Funds held in the Cash Collateral Account shall be available to the Bank and the Guarantee Issuer for reimbursement of claims paid under issued Guarantees and unpaid commission, fees and reasonable charges and expenses payable under the Agreement, including, but not limited to, expenses for enforcement of the Agreement and any documents relating thereto.
By signing this Agreement, we confirm that we have received all parts of the Agreement, consisting of Part A (Specific Terms — Guarantee Facility), Part B (Standard Terms — Guarantee Facility), Part C (Initial Conditions Precedent — Guarantee Facility), Part D (Power of Attorney/Signatures) and Part E (Documentary Credit Application). We confirm that we have read and understood the terms and conditions of the Agreement.
Customer:
Helix Energy Solutions Group, Inc.
400 North Sam Houston Parkway East, Suite 400
Houston, TX 77060
USA

Name:
Title:
Date:
Bank
Nordea Bank Norge ASA
Middelthunsgate 17
Postboks 1166, Sentrum
N-0107 OSLO
Norway

Name:	Name:
Title:	Title:
Date:	Date:
Guarantee Issuer:
Nordea Bank Finland Plc
Middelthunsgate 17
Postboks 1166, Sentrum
N-0107 OSLO
Norway

Name:	Name:
Title:	Title:
Date:	Date:
Nordea Bank Norge ASA Middelthuns gate 17 Oslo P.O. Box 1166 Sentrum NO-0107 OSLO Norway company registration number NO 911 044 110 MVA

Part B: Standard Terms — Guarantee Facility
1 DEFINITIONS
1.1 In the Agreement and in any document related to the Agreement, the below terms shall have the following meaning:

Business day	A day on which banks are open for business of the nature required by this Agreement in Oslo, New York and (when the Guarantee lssuer is involved) Helsinki, and such other places which are contemplated by the transactions hereunder.

Beneficiary	A stated beneficiary under a Guarantee issued under the Agreement.

Bank	Nordea Bank Norge ASA (organisation no NO 91 1 044 11 0).

Default	Any circumstances described as such in Clause 10 (Default).

Guarantee	Any performance guarantee, including amendments thereto, issued or to be issued under the Agreement, as for the purpose set out in Part A (Specified Terms – Guarantee Facility).

Guarantee Amount	The maximum amount for which the Guarantee Issuer is liable as stated in a Guarantee.

Guarantee Date	The date on which a Guarantee is issued.

Guarantee Facility	The Guarantee Facility made available to the Customer pursuant to the Agreement.

Guarantee Issuer	Nordea Bank Finland PIc (organisation no 1680235-8).

Guarantee Request	A request from the Customer to the Bank to issue a Guarantee, substantially in the form set out in Part E (Documentary Credit Application).

Facility Amount	The Guarantee Facility amount granted to the Customer pursuant to Clause 2 (Amount) to the extent not repaid, prepaid, cancelled or otherwise reduced pursuant to the Agreement.

IBOR	Interbank Offered Rate is the rate (LIBOR/NIBOR/GBPIBOR/EURIBOR) of USD, NOK, GBP or EUR, calculated and determined according to market practice for the relevant currency for one month interest periods.

Issuance date	The date on which a Guarantee is issued.

Maturity Date	364 days from the signing of the Agreement, subject to annual renewal. The Bank and/or the Guarantee lssuer will annually review the Guarantee Facility, the financial and operational situation of the Customer and other circumstances deemed relevant by the Bank and/or the Guarantee Issuer. The Bank will inform the Customer of the outcome of the review and whether the Guarantee Facility has been renewed for 364 days or for another period as decided by the Bank and the Guarantee issuer. In case of expiry of this Agreement the Customer shall pay all outstanding amounts under the Guarantee Facility within the Maturity Date, and/or the Customer shall deposit cash into a Cash Collateral Account as set out in Part A (Specific Terms — Guarantee Facility) or ensure that the Bank’s and the Guarantee Issuer’s obligations are taken over as agreed in Clause 10.2 iii) (Consequences of default).

Nordea Group	Nordea Bank AB (publ) and any company, directly or indirectly, controlled by Nordea Bank AB (publ).

Security Documents	All and any documents entered into as security for any of the obligations of the Customer to the Bank and/or Guarantee lssuer under the Agreement and/or under Guarantees.
2. AMOUNT
2.1 Facility Amount:
The available Facility Amount according to Part A (Specific Terms — Guarantee Facility), or the equivalent amount thereof in NOK, GBP or EUR. Exposure under issued and outstanding Guarantees shall be calculated monthly and in the event the aggregate USD equivalent amount available to be drawn under issued and outstanding Guarantees exceed the Facility Amount, cash covering such excess amount shall be deposited into the Cash Collateral Account and held as security by the Bank on behalf of the Guarantee Issuer.
2.2 Guarantee approval:
The Guarantee lssuer decides at its own discretion whether to issue the requested Guarantee (with regard to the form and purpose). The Guarantee lssuer and/or the Bank shall inform the Customer without undue delay in case the Guarantee lssuer decides not to issue the requested Guarantee.
3. CONDITIONS PRECEDENT
3.1	The Bank on behalf of the Guarantee lssuer shall receive the documentation required in Part C (Initial Conditions Precedent — Guarantee Facility) from the Customer, in form and substance acceptable to the Bank, not later than three (3) Business days prior to the requested Guarantee Date.
4. APPLICATION FOR AND ISSUANCE OF GUARANTEES
4.1	Subject to Clause 3 (Conditions Precedent), and the other terms and conditions of the Agreement, the Customer may request the issuance of a Guarantee when the following conditions have been duly fulfilled:
Nordea Bank Norge ASA Middelthuns gate 17 Oslo P.O. Box 1166 Sentrum NO-0107 OSLO Norway company registration number NO 911 044 110 MVA

Part B: Standard Terms — Guarantee Facility
i)	The Bank, on behalf of the Guarantee Issuer, has received from the Customer a signed Documentary Credit Application attached to this Agreement. The Documentary Credit Application shall be signed by the Customer according to Part D (Power of Attorney/Signatures) of the Agreement.

ii)	The Bank and/or the Guarantee lssuer and the Customer have separately agreed on the terms for the Guarantee, including amount and expiry date.

iii)	Any other information or documents that the Bank might reasonably request.
5. NOTIFICATION OF CLAIMS UNDER GUARANTEES
5.1	The Bank, on behalf of the Guarantee Issuer, shall within 5 business days notify the Customer in writing of a Beneficiary’s demand for payment under a Guarantee.
6. PAYMENT AND INDEMNITY, ETC.
6.1	If the Bank or the Guarantee lssuer receives a demand for payment under a Guarantee, and which corresponds to the wording of the Guarantee, the Bank and the Guarantee lssuer have the right to pay as follows:
i)	On-demand guarantees:

For on-demand guarantees, standby letters of credit and other guarantees under which the Bank’s and/or the Guarantee Issuer’s payment obligation in connection with the presented claim is based solely on the terms and conditions of the Guarantee and is independent of the existence of an underlying claim between the Customer and the Beneficiary and possible disputes in relation hereto: The Bank and/or the Guarantee Issuer shall at all times be entitled to make any payment under the Guarantee for which a request or demand has been made, upon receipt of the first written demand from the Beneficiary, without any further investigation or enquiry. It shall not be a defence to any demand made of the Customer hereunder, nor shall any of the obligations of the Customer hereunder or under any other finance document, be impaired by the fact (if it be the case), that the Bank or Guarantee Issuer were or might have been justified in refusing payment, in whole or in part, of the amounts so claimed.

Any disputes between the Beneficiary under such Guarantees and the Customer shall be settled without any involvement from the Bank and the Guarantee Issuer, and shall neither affect the Bank’s nor the Guarantee Issuer’s right to pay under the Guarantees or the Customer’s obligation to indemnify the Bank and the Guarantee Issuer under this Agreement.

ii)	Joint and several accessory guarantees:

For joint and several accessory guarantees (in Norwegian “Selvskyldnergarantier”) (under which the Bank and/or the Guarantee Issuer have the right to object to any submitted claims on the basis of justified objections in relation to the agreement between the Customer and the Beneficiary): the Bank and/or the Guarantee Issuer have the right to pay the submitted claim provided that the Customer has not submitted written justified protests against the claim not later than twelve (12) days (including the day of receipt) after the receipt of notification from the Bank according to Clause 5.1. (Notification of claims under guarantees). In such cases the Customer cannot claim that the Bank and/or the Guarantee Issuer should not have paid under the Guarantee or protest against the Bank’s and/or the Guarantee Issuer’s claim for indemnification.

If the Customer has protested against the submitted claim in writing to the Bank within the given deadline, the Bank and the Guarantee Issuer may at their own discretion consider the protests in relation to the submitted claim and decide whether the nature of the objections give the Bank and/or the Guarantee Issuer the right to protest against the claim. Based on its conclusion the Bank and/or the Guarantee Issuer may, wholly or partly, pay the submitted claim, and have full rights of indemnity against the Customer. The Customer’s right to protest against any claim for indemnity based on the Bank’s and/or the Guarantee Issuer’s payment, is governed by Clause 6.2 below (Indemnity).

iii)	Guarantees with dispute clauses.

The following shall apply to joint and several accessory Guarantees (in Norwegian “Selvskyldnergarantier”) under which the payment from the Bank and/or the Guarantee Issuer is postponed until disputes between the Beneficiary and the Customer have been finally solved by a final and enforceable judgement or by a settlement: the Bank and/or the Guarantee Issuer may freely pay the submitted claim provided that the Customer has not submitted written justified protests against the claim as well as documentation that the dispute according to the dispute clause of the Guarantee is taking place, within twelve (12) days (including the day of receipt) (or if shorter, the deadline stated in the Guarantee) after the receipt of such notification from the Bank according to Clause 5.1. (Notification of claims under guarantees). In such cases the Customer cannot claim that the Bank and/or the Guarantee Issuer should not have paid the Guarantee or protest against any claim for indemnity.

If the Bank, within the deadline given in the above paragraph, receives protests as well as information and documentation as mentioned above, the payment will only take place when the wording of the Guarantee permits this.
6.2 Indemnity:
i)	On-demand guarantees:

If the Guarantee is an on-demand guarantee, a standby letter of credit or other guarantee under which the Guarantee Issuer according to applicable law or agreement is obliged to pay upon receipt of the Beneficiary’s demand, the Customer shall pay to the Bank on the Bank’s first written demand and without protest, an amount corresponding to all amounts paid by the Bank and the Guarantee Issuer under the Guarantee.

ii)	Other guarantees:

If the Guarantee is not of the type described in Clause 6.2 i), the Customer shall pay to the Bank immediately upon the Bank’s or Guarantee Issuer’s payment to the Beneficiary an amount corresponding to all amounts paid by the Bank and the Guarantee Issuer under the Guarantee, but the Customer shall have the right to protest against the
Nordea Bank Norge ASA Middelthuns gate 17 Oslo P.O. Box 1166 Sentrum NO-0107 OSLO Norway company registration number NO 911 044 110 MVA

Part B: Standard Terms — Guarantee Facility
payment according to the general principles of Norwegian guarantee law, and in consideration of Clause 6.1.
iii) Indemnification for commission, fees, costs, interest, etc:
The Customer (and the Principal) shall cover guarantee commission, fees, costs, expenses, interest, etc and shall indemnify and keep indemnified the Bank and the Guarantee Issuer for all liabilities, costs, losses, damages and expenses that the Bank and/or Guarantee Issuer, acting in good faith, may at any time incur or sustain as a result of the issue of the Guarantee.

Payments mentioned above must (unless otherwise decided by the Bank and/or the Guarantee Issuer) be in same currency as the payment to the Beneficiary.
6.3 Interest:
Amounts that the Bank and/or Guarantee lssuer has paid under or in connection with a Guarantee, bears interest from and including the date of payment by the Bank and/or Guarantee lssuer and at the rate at any time following from the Norwegian Act no 100 relating to interest on overdue payments (“Lov om renter ved forsinket betaling”) dated 17 December 1976, or 2 % pa over the relevant currency’s IBOR (if higher) to and including the day the Bank, on behalf of the Guarantee Issuer, has received full payment from the Customer. The same applies to any overdue payments owed by the Customer to the Bank and/or Guarantee lssuer under or in connection with the Agreement.
6.3 Guarantee request:
The liabilities of the Customer shall not be affected by the Customer’s request for any Guarantee not being in compliance with Clause 4.1. (Application and issue of a guarantee.
6.5 Submitted claims:
The Bank and the Guarantee lssuer have the right to rely on any claim submitted under the Guarantee. The Bank’s or Guarantee Issuer’s payment without protest of a claim shall not reduce the Customer’s obligation to indemnify the Bank and/or Guarantee lssuer unless explicitly provided for in this Agreement.
7 SECURITY
7.1	Security for all the Customer’s current and future obligations (conditional or unconditional) to the Bank and the Guarantee lssuer (incl. the Guarantees) under this Agreement is agreed in Part C (Initial Conditions Precedent — Guarantee Facility).
7.2	Any security shall cover the obligations as of any time pursuant to renewals, prolongations, and extension of the time for payment, irrespective of the amount of the Customer’s obligations and irrespective of whether the Facility Amount has been exceeded. The Security shall be in force until the Bank or the Guarantee lssuer has no further liabilities under any Guarantees, the Bank’s and the Guarantee Issuer’s claims have been fully paid and this Agreement expires or is terminated, whichever occurs last.
8 COMMISSIONS, COSTS AND INDEMNIFICATION
8.1 Arrangement Fee - Facility:
The Customer shall pay the Arrangement Fee — Facility agreed in Part A (Specific Terms - Guarantee Facility). The fee shall be paid on the date the Agreement is signed.
8.2 Guarantee Commission:
The Customer shall pay the Guarantee Commission agreed in Part A (Specific Terms — Guarantee Facility), based on the aggregate amount available to be drawn under issued and outstanding Guarantees. The commission is charged quarterly in arrears, based on the actual number of days divided by 365.
8.3 Arrangement Fee - Guarantee:
The Customer shall pay the Arrangement Fee — Guarantee agreed in Part A (Specific Terms - Guarantee Facility). The fee shall be paid on the date of issue of a Guarantee.
8.4 Guarantee commission per Guarantee:
The Customer shall pay the guarantee commission agreed in Part A (Specific terms — guarantee facility). The calculation of the commission shall be based on the Guarantee Amount. The quarterly minimum commission per Guarantee is also agreed in Part A (Specific terms - guarantee facility).
The guarantee commission is charged quarterly in advance and is calculated from the Guarantee Date and until the expiry of the Guarantee. A Guarantee expires in relation to this Clause 8.4 on the stated expiry date of the Guarantee or on the earlier date when the Guarantee Issuer receives the original Guarantee and satisfactory confirmation in writing from the Beneficiary that the Beneficiary has no further claims under the Guarantee. Guarantee commission paid during a period will not be refunded if the Guarantee expires or lapses before the end of the relevant period.
8.5 Other expenses:
On request the Customer shall pay the Bank’s and/or the Guarantee Issuer’s reasonable costs and expenses, including costs for legal assistance in connection with the preparation, maintenance and implementation of the Agreement, any related documents and the release and/or cancellation of such documents. The Customer shall pay these costs whether or not a Guarantee under the Agreement has been issued.
8.6 Indemnification:
The Customer shall on demand indemnify the Bank and the Guarantee lssuer for any loss or liability which the Bank or Guarantee lssuer properly incurs or sustain as a consequence of:
Nordea Bank Norge ASA Middelthuns gate 17 Oslo P.O. Box 1166 Sentrum NO-0107 OSLO Norway company registration number NO 911 044 110 MVA

Part B: Standard Terms — Guarantee Facility
i)	The occurrence of any Default,

ii)	the operation of any enforcement rights/realisation under the Agreement and/or security documents, including reasonable costs incurred to obtain prior assessments of enforcement and realisation, and

iii)	the Bank or the Guarantee lssuer basing its actions or course on the Customer’s representations, information and/or statements given under or in connection with the Agreement,.
8.7 The Customer’s right to set-off:
All payments to be made by the Customer hereunder shall be made without set off or counterclaim and free and clear of and without deduction for or on account of any present or future taxes or withholdings of any nature now or hereafter imposed unless the Customer is compelled by law to make payment subject to any such tax. If the Customer is required by law to make any deduction or withholding from any sum payable by the Customer to any person hereunder, the sum payable by the Customer in respect of which such deduction or withholding is required to be made shall be increased to the extent necessary to ensure that, after the making of such deduction or withholding, such person receives and retains (free from any liability in respect of any such deduction or withholding) a new sum equal to the sum which it would have received and so retained had no such deduction or withholding been made or required to be made.
8.8 The Guarantee Issuer’s and the Bank’s right to set-off:
The Customer authorises the Bank and the Guarantee Issuer, to the extent permitted by applicable law, to apply any credit balance to which the Customer is entitled on any account of the Customer with the Bank, or any other company in the Nordea Group, in satisfaction of any sum due and payable from the Customer to the Bank/Guarantee lssuer hereunder but unpaid; for this purpose the Bank/Guarantee lssuer is authorised to purchase with the moneys standing to the credit of any such account such other currencies as may be necessary to effect such application, provided however that unless a Default has occurred and is continuing hereunder, the foregoing shall not apply to cash deposited in the Cash Collateral Account as security for any Guarantee except to the extent the obligation to be satisfied by such cash is an obligation of the Customer solely related to this Agreement and provided further that this right shall not apply to any account held with the Bank or Guarantee Issuer by Cal Dive International, Inc. or any of its subsidiaries (“CDI”).
9 UNDERTAKINGS
9.1 Information
As long as the Agreement is in effect or any amount is outstanding under the Agreement, the Customer shall:
i) Financial information:
Deliver to the Bank as soon as possible but not later than 90 days and 45 days respectively, in each case after the end of the financial period to which they relate, (i) its audited consolidated financial statements for each financial year and (ii) its unaudited consolidated financial statements in respect of each interim period on the same basis as the annual statement;
ii) General information: Miscellaneous information:
Immediately inform the Bank about:
a) events that could reasonably be expected to have a material adverse effect on the Customer’s ability to perform its obligations under the Agreement.
b) upon becoming aware of them, details of any litigation, arbitration, administrative proceedings or investigations or measures by or against it which are current, threatened or pending, which, if decided adversely to the Customer, is reasonably likely to have a material adverse effect on Customer’s ability to perform its obligations under this Agreement;
c) all documents and information available to the Customer’s shareholders (or any class of them), which could reasonably be expected to be material to the interests of the Bank and/or the Guarantee Issuer, and all documents and information generally submitted to the creditors.
iii) Notification of Default:
Promptly inform the Bank of any occurrence or circumstance which might have a material adverse effect on its ability to perform its obligations under the Agreement and of any Default, and the steps (if any) taken to remedy it;
iv) Other information:
To the extent there is no obstacle under any undertaking by the Customer to any stock exchange or authorised marketplace, provide the Bank with such financial and other information concerning its business, assets (incl, any security) and affairs as the Bank may reasonably require from time to time.
9.2 General obligations:
As long as the Agreement is in effect or any amount is outstanding under the Agreement, the Customer shall:
i) Preservation of Existence, Etc:
(a) Preserve, renew and maintain in full force and effect its legal existence and good standing under the laws of its jurisdiction of its organization; (b) take reasonable action to maintain all rights, privileges, permits, licenses and franchises necessary or desirable in the normal conduct of its business, except to the extent that failure to do so could not reasonably be expected to have a material adverse effect on the Customer’s ability to perform its obligations under this Agreement; and (c) preserve or renew all of its registered patents, trademarks, trade names and service marks, the non-preservation of which could reasonably be expected to have a material adverse effect on the Customer’s ability to perform its obligations under this Agreement.
Nordea Bank Norge ASA Middelthuns gate 17 Oslo P.O. Box 1166 Sentrum NO-0107 OSLO Norway company registration number NO 911 044 110 MVA

Part B: Standard Terms — Guarantee Facility
ii) Compliance with laws and regulations: Comply with all laws and regulations to which it may be subject where failure to do so is reasonably likely to have a material adverse effect.
iii) Insurance, control and maintenance:
Maintain insurances on or in relation to its business, assets and liabilities with underwriters and insurance companies of repute against such risks of the kinds customarily insured against by, and on terms and conditions and in amounts reasonably and commercially prudent for, companies carrying on similar businesses, and ensure that its assets are used, attended to and maintained in an adequate way.
iv) Changes to business:
Not make or permit any material changes in the nature of its business (or commence any new type of business materially different from its business), corporate form, ownership structure and articles of association that, in the opinion of the Bank, may materially or adversely affect its ability to fulfil its obligations under the Agreement.
v) Mergers and demergers:
Not merge or consolidate with, unless the Customer is the surviving entity or enter into any material demerger or divestiture transaction outside of contemplated transactions known to the Bank at the time of signing of the Agreement.
vi) Disposal of assets:
Except as provided below, the Customer may not, either in a single transaction or in a series of transactions, whether related or not and whether voluntarily or involuntarily (i) sell, transfer, lease or otherwise dispose of all or substantially all of its assets, or (ii) with respect to the vessels and related equipment that the Customer and its subsidiaries (other thanCDI) use in the world-wide deepwater construction, well service and pipelaying business, sell, transfer, lease or otherwise dispose of a material part of such assets. This shall, however, not apply to any sale, lease, transfer or other disposal:
a) in contemplated transactions known to the Bank at the time of signing of the Agreement;
b) made with the prior written consent of the Bank;
c) of assets made in the ordinary course of trading of the disposing entity for market value on an arm’s length basis;
d) of property or assets in immediate exchange for other property or assets of a comparable type and value and
e) of obsolete assets.
It is understood and agreed that the foregoing undertakings of this Clause 9.2 shall not apply to CDI.
9.3 Financial Undertakings:
As long as this Agreement is in effect or any amount is outstanding under the Agreement the Customer shall:
i) Interest Coverage Ratio:
Permit the ratio of Consolidated EBITDA for the immediately preceding four fiscal quarters to Consolidated Interest Charges for such period to be less than 2.75 to 1.00.
ii) Leverage Ratio:
Permit the ratio of Consolidated Funded Indebtedness to Consolidated EBITDA for the immediately preceding four fiscal quarters to be greater than 3.50 to 1.00.
Definitions of Consolidated EBITDA, Consolidated Interest Charges and Consolidated Funded Indebtedness shall be those included in the credit agreement dated as of July 3, 2006 among Customer (as Borrower) and Bank of America N.A. (as Administrative Agent on behalf of a syndicate of Lenders).
The above calculations shall be made as of the end of each fiscal quarter of the Customer and shall be included in a side letter (the “Compliance Certificate”) to be signed by a financial officer of the Customer and delivered together with the financial statements referred to in Clause 9.1(i) of this Agreement.
10 DEFAULT
10.1 Any of the following events shall constitute a Default of the Agreement:
i) Non Payment:
The Customer fails to pay within three (3) Business Days after the due date in the manner provided in the Agreement any sum payable by it under Agreement or any related document when due, provided that such failure shall not be a Default if it occurs solely for administrative or technical reasons affecting the transfer of funds despite timely payment instructions by the Customer, beyond the control of the Customer and that payment is received by the Bank within (8) Business days after the due date.
ii) Misrepresentation:
Any representation or warranty made or deemed to be made or repeated by the Customer in or pursuant to the Agreement is or proves to have been untrue or incorrect in any material respect when made or when deemed to be repeated.
iii) Nordea cross-default:
Nordea Bank Norge ASA Middelthuns gate 17 Oslo P.O. Box 1166 Sentrum NO-0107 OSLO Norway company registration number NO 911 044 110 MVA

Part B: Standard Terms — Guarantee Facility
Any payment to or other performance of an obligation to be made by the Customer to a company in the Nordea Group is not paid or fulfilled when due (subject to applicable grace periods) or becomes due or capable of being declared due prior to its stated maturity by reason of default (howsoever described).
iv) Cross-default:
If any other financial indebtedness of the Customer exceeding in the aggregate USD 20,000,000 is not paid when due nor within any originally applicable grace period, or is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (however described), other than indebtedness of CDI.
v) Legal process:
Any judgement or order, which when aggregated with other judgements or orders exceed USD 20,000,000, made against the Customer is not stayed or complied with within the applicable period of enforcement or a creditor attaches or takes possession of or a distress, execution, sequestration or other process is levied or enforced upon or sued out against, any of the undertakings, assets, rights or revenues of the Customer and is not stayed, discharged or satisfied within 30 consecutive days, if, in the reasonable opinion of the Bank, such event is capable of being remedied within the said 30 consecutive days period, other than with respect to CDI or equity interest of CDI held by the Customer.
vi) Insolvency and bankruptcy:
The Customer or any of its material subsidiaries (other than CDI) institutes or consents to the institution of any proceeding under any Debtor Relief Law, or makes an assignment for the benefit of creditors, or applies for or consents to the appointment of any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer for it or for all or any material part of its property; or (ii) any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer is appointed without the application or consent of such person and the appointment continues undischarged or unstayed for 60 calendar days; or (iii) any proceeding under any Debtor Relief Law relating to any such person or to all or any material part of its property is instituted without the consent of such person and continues undismissed or unstayed for 60 calendar days, or an order for relief is entered in any such proceeding; or
The Customer or any subsidiary (other than CDI) becomes unable or admits in writing its inability or fails generally to pay its debts as they become due, or (ii) any writ or warrant of attachment or execution or similar process is issued or levied against all or any material part of the property of any such person and is not released, vacated or fully bonded within 30 days after its issue or levy.
vii) Cessation of business:
The Customer ceases or threatens to cease to carry on the whole or a substantial part of its world-wide deepwater construction, well service and pipelaying business other than with respect to CDI.
viii) Security:
It becomes impossible or unlawful for the Customer (or any third party) to fulfil any of the terms of the Agreement, relevant security documents or the Agreement and/or relevant security documents for any reason cease to be valid and enforceable with their intended priority.
ix) Revocation etc. of material consents:
Any material consent is withdrawn or revoked or expires or is modified or made subject to any condition, all of which in the opinion of the Bank may have a material adverse effect on Customer’s ability to perform its obligations under this Agreement.
x) Change of control:
There occurs an event or series of events by which: a) A third party directly or indirectly becomes the owner or in other ways exercises control of 30% or more of the equity voting rights of the Customer, or b) during any period of 12 consecutive months, there occurs a material change in the board of directors or other equivalent governing body of the Customer.
xi) Breach of specific non-financial undertakings:
The Customer fails to perform or observe any term, covenant or agreement contained in any of Clauses 9.1 ii) a) and b), 9.1 iii), 9.2 i) , 9.2 ii) and 9.2 v).
xii) Breach of financial undertakings:
There occurs a breach of Clause 9.3 (Financial Undertakings) above.
xiii) Other:
The Customer fails to perform or observe any other undertaking or agreement (not specified above) contained in this Agreement or any related documents and such failure continues unremedied for 30 days after the earlier of (i) the date on which the Customer obtains, or reasonably should have had, knowledge of such failure and (ii) the date on which the Customer receives notice thereof from the Bank or Guarantee Issuer.
10.2 Consequences of Default:
i) cancel the Facility Amount and cease issuance of further Guarantees.
ii) pay any claims made by Beneficiaries under issued Guarantees and negotiate settlements with Beneficiaries. All payments made by the Bank and/or the Guarantee lssuer according to such settlements shall be considered as payments according to a claim for payment under the Guarantee as per Clause 6 (Payment, Indemnity, etc), and
iii) the Customer shall immediately:
Nordea Bank Norge ASA Middelthuns gate 17 Oslo P.O. Box 1166 Sentrum NO-0107 OSLO Norway company registration number NO 911 044 110 MVA

Part B: Standard Terms — Guarantee Facility
a)	provide unquestionably adequate security in form of cash in an amount specified by the Bank as may be necessary to ensure that such amount equals 105% of the aggregate amount available to be drawn under issued and outstanding Guarantees. The security may be used to fulfil the Customer’s obligations under Clause 6 (Payment, Indemnity, etc) of this Agreement as far as possible and any excess amount will only be paid to the Customer after all issued and outstanding Guarantees have been terminated and the Customer’s obligations under the Agreement have been fully satisfied , or

b)	ensure that the Guarantee Issuer’s and/or the Bank’s obligations under the Agreement and/or the issued Guarantees fully, finally and bindingly cease, and
iv) The Guarantee lssuer and the Bank may enforce the Security Documents and/or the security, and take such other action as is available to the Bank and the Guarantee lssuer according to the Agreement, the Security documents and applicable law.
10.3	No delay or omission on the part of the Bank and/or the Guarantee lssuer in exercising any right, power or remedy under this Agreement shall impair such right, power or remedy or be construed as a waiver thereof or of any other right, power or remedy
11. NOTICES AND THE BANK’S REPRESENTATION
11.1 Notices:
All notices, requests, demands or other communications to or upon the respective parties hereto shall be in writing and sent by mail or fax, or in such other way as specifically agreed in writing between the parties. If sent by sent by fax or electronic mail, it shall be confirmed by mail if requested by the recipient. If it has been agreed (in writing) that e-mail may be used, the sender is responsible for ensuring that the recipient has received it, including taking the necessary steps in this regard. The following address shall be used:
To the Guarantee lssuer and the Bank:
Nordea Bank Norge ASA
Trade Finance
P.O. Box 1166 Sentrum,
N-0107 Oslo, Norway
Telephone: + 47 22 48 50 00.
Fax + 47 22 48 69 36 / + 47 22 48 61 97
With a copy to:
Nordea Bank Norge ASA
Shipping, Oil services and International
Attn: Offshore Group
P.O. Box 1166 Sentrum
N-0107 Oslo Norway
Telephone: +47 22 48 55 14
Fax: +47 22 48 66 68
11.2 The Bank as a representative for the Guarantee Issuer:
The Bank represents the Guarantee lssuer as an agent for the Guarantee lssuer towards the Customer in relation to this Agreement, any Guarantee and any related documents, including security documents. All decisions communicated by the Bank shall be considered as decisions made by the Guarantee lssuer unless otherwise explicitly stated or evident from the context. The same applies to the Bank’s notices to the Customer. The Customer’s notices to the Bank are also considered as given to the Guarantee Issuer.
12. CHANGES IN LAW AND OTHER CIRCUMSTANCES
i) In the event that any applicable law, regulation or the interpretation or application thereof shall subject the Bank and/or Guarantee lssuer to any taxes or impose any reserve or other requirement against any assets or deposits held by the Bank and/or Guarantee Issuer, the result of which is to increase the cost to the Bank and/or Guarantee lssuer of making or maintaining this Agreement or any Guarantee (save for taxes on overall income of the Bank and/or Guarantee Issuer) or to reduce the amount of principal or interest receivable by the Bank or the Guarantee Issuer, then the Customer shall be required to promptly compensate the Bank and the Guarantee lssuer for any additional cost or reduction. The Bank will as soon as reasonably possible, notify the Customer of the occurrence of such an event, and of the resulting additional cost.
ii) In the event that any applicable law or regulation or change in the interpretation or application thereof shall make it unlawful (wholly or partly) for the Bank or the Guarantee lssuer to make or maintain its participation in the Agreement or any Guarantee, then the Bank shall immediately notify the Customer, and all the Bank’s and/or the Guarantee Issuer’s obligations according to the Agreement shall cease and the Customer shall ensure that the Bank and the Guarantee lssuer is released from its obligations under any Guarantee to the extent this is required to comply with the relevant provision.
iii) Notwithstanding any suspension, termination or cessation of this Agreement all outstanding liabilities and obligations of the Customer to the Bank and/or Guarantee lssuer under the Agreement shall remain in force until the Bank or the Guarantee lssuer has no further liabilities under any Guarantees and the Bank’s and the Guarantee Issuer’s claims have been fully paid, whichever occurs last.
iv) The Bank and/or Guarantee Provider shall take reasonable steps to mitigate the effect of any of the foregoing on the Customer.
Nordea Bank Norge ASA Middelthuns gate 17 Oslo P.O. Box 1166 Sentrum NO-0107 OSLO Norway company registration number NO 911 044 110 MVA

Part B: Standard Terms — Guarantee Facility
13. MISCELLANEOUS
13.1 Customer information:
The Customer accepts and consents that the Bank, the Guarantee lssuer and all other companies in the Nordea Group may give, exchange and use information about the Customer in the Nordea Group and towards third parties as a part of the execution and fulfilment of the Agreement, including the provisions in Clause 7 (Security) and to whom, and to the extent that, information is required to be disclosed by any applicable law or regulation. The Bank and the Guarantee lssuer may disclose information about the Customer to a prospective transferee or to any other person who may propose or consider on offer to entering into contractual relations with the Bank and/or Guarantee lssuer in relation to the Agreement.
13.2 Correspondents:
The Customer accepts and consents that if a Guarantee is issued by one of the Guarantee Issuer’s or the Bank’s international correspondents, the Guarantee lssuer and the Bank are not responsible for any errors or omissions by the correspondent.
13.3 Amendments:
All amendments to the Agreement must be in writing, unless otherwise explicitly agreed.
14. TRANSFER
14.1	The Guarantee lssuer and the Bank may transfer all or parts of its rights and obligations hereunder to other banks and/or financial institutions acceptable to the Customer, except that if a Default has occurred and is continuing, the Guarantee lssuer and the Bank may transfer all or parts of its rights and obligations hereunder to any bank or financial institution in its sole discretion.
15. PROCESS AGENT
15.1	For the purpose of service of process in relation to any suit, action or proceeding to be brought against the Customer in Norway in connection with this Agreement, any Security Document or any other document pertaining to either of the aforesaid documents, the Customer hereby, unconditionally and irrevocably, appoints [•] its agent to which any such process may be delivered.
16. GOVERNING LAW AND JURISDICTION
16.1  This Agreement shall be governed by and construed in accordance with Norwegian law.
The Customer irrevocably agrees for the exclusive benefit of the Bank/Guarantee lssuer that the courts of Norway (in the first instance Oslo District Court (Oslo tingrett)) shall have jurisdiction to hear and determine any suit, action or proceeding, and to settle any disputes, which may arise out of or in connection with this Agreement and for such purposes hereby irrevocably submits to the jurisdiction of such courts.

The Customer irrevocably waives any objection which it may have now or in the future to the courts of Norway being nominated for the purpose of this clause and agrees not to claim that any such court is not a convenient or appropriate forum.

Nothing in this Clause shall limit the right of the Bank/Guarantee Issuer to bring proceedings against the Customer in connection with the Agreement or related documents in any other court of competent jurisdiction or (to the extent permitted by law) concurrently in more than one jurisdiction.
Nordea Bank Norge ASA Middelthuns gate 17 Oslo P.O. Box 1166 Sentrum NO-0107 OSLO Norway company registration number NO 911 044 110 MVA

Part C: Initial Conditions Preceedent — Guarantee Facility
Conditions precedent for making the Guarantee Facility available:
Before the Guarantee facility is made available and not later than three (3) Business days prior to the issuance of any Guarantee the Bank must receive from the Customer, in form and substance acceptable to the Bank, the following documents:
1)	The Agreement with appendices duly signed by the Customer in accordance with its corporate resolution.

2)	Certified copies of appropriate corporate documents, including certificate of incorporation, by-laws, corporate resolution evidencing signing authority, certificate from authorized officer of the Customer stating that the entering into the Agreement and/or the issuance of a Guarantee will not create a material conflict with any material agreement to which the Customer or any of its subsidiaries is party; legal opinion addressed to the Bank from local counsel evidencing good standing and valid existence of the Customer, due authorisation, execution and delivery of the Agreement, no conflict with the organisational documents, Minnesota law or US federal law and no consents/approvals needed for execution and delivery of the Agreement under Minnesota or US Federal law.

3)	Security:

The Guarantee Facility shall be available for the issuance of Guarantees with up to 3 years tenor on an unsecured basis, provided however that in the event the Guarantee Facility is not extended through an annual renewal as stipulated in Part B (Standard Terms – Guarantee Facility), cash in an amount equal to 105% of the aggregate amount available to be drawn under issued and outstanding Guarantees shall be deposited with the Bank no later than 7 days prior to the then applicable Maturity Date. Any unused commitment under the Guarantee Facility will terminate at the then applicable Maturity Date.

Cash deposited shall be held in an account with the Bank (the “Cash Collateral Account”), which account shall be pledged to the Bank and Guarantee Issuer as security for the Customer’s obligations under to the Agreement. The Cash Collateral Account shall be blocked for withdrawals by the Customer and accrue interest in accordance with prevailing market terms for similar accounts. Upon termination of all issued and outstanding Guarantees, satisfactory settlement of Customer’s obligations under the Agreement and termination of the Agreement in whole, any remaining balance in the Cash Collateral Account shall be returned to the Customer together with accrued interest thereon.

Funds held in the Cash Collateral Account shall be available to the Bank and the Guarantee Issuer for reimbursement of claims paid under issued Guarantees and unpaid commission, fees and reasonable charges and expenses payable under the Agreement, including, but not limited to, expenses for enforcement of the Agreement and any documents relating thereto.

4)	Process agent: Evidence that [•] unconditionally and irrevocably has accepted the appointment by the Customer as their agent for service of process in relation to any suit, action or proceeding to be brought against any of them in Norway in connection with this Agreement and any other documents relating thereto.

5)	Other conditions:

Satisfactory evidence that invoiced fees and expenses provided for under the Agreement has been paid in accordance with wiring instructions provided in Part A (Specific Terms – Guarantee Facility).
Nordea Bank Norge ASA Middelthuns gate 17 Oslo P.O. Box 1166 Sentrum NO-0107 OSLO Norway company registration number NO 911 044 110 MVA

Part D: Power of Attorney/Signatures
The following persons are authorised to:
•	request Nordea Bank Norge ASA, on behalf of Nordea Bank Finland Plc, to issue/extend/ increase Guarantees under the granted Guarantee Facility dated [ ].

•	sign binding undertakings/confirmations relating to the issue/extension/increase of Guarantees.

•	sign documents binding the Customer in every respect related to Guarantees.
As sole signatory/As one of two joint signatories (please delete as appropriate)

Name in block letters	Signature

Name in block letters	Signature

Name in block letters	Signature

Name in block letters	Signature

Name in block letters	Signature

Name in block letters	Signature

Name in block letters	Signature
This power of attorney is valid from today’s date until it is cancelled by the undersigned in writing. The persons listed cannot use their power of attorney until they have identified themselves to Nordea Bank Norge ASA to the Guarantee Issuer’s satisfaction and in accordance with the Guarantee Issuer’s and the Bank’s at any time applicable “Know your customer” and anti-money laundering policies.
Authorised signature of Customer

Place, date	National id.no	Name	Binding signature
Nordea Bank Norge ASA Middelthuns gate 17 Oslo P.O. Box 1166 Sentrum NO-0107 OSLO Norway company registration number NO 911 044 110 MVA

Part E: Documentary Credit Application

I/we hereby ask Nordea Bank Norge ASA / Nordea Bank Finland Plc, for my/our account and risk, to issue the guarantee on the conditions stated by me/us in this Guarantee request.		Guarantee term

Name and address of orderer		Beneficiary’s name and address

Contact person		Beneficiary’s bank (if known) *
Telephone	Telefax
Organisation number
Currency and amount of guarantee

Type of guarantee
☐ Tender guarantee	☐ Complaint guarantee	☐ Betalingsgaranti
☐ Advance guarantee	☐ Statement of willingness	☐ Lånegaranti
☐ Performance guarantee	☐ Customs guarantee	☐ Tax deduction guarantee
☐ Norwegian Standard (NS)	☐ Other, please specify:
NS
NS and customs guarantees: please specify

Underlying tender, contract, loan facility, etc
Type:	Number:
Total contract amount, currency and amount:	Date:
Description of guarantee/underlying conditions:

Form of guarantee
The guarantee will be in accordance with our model for	Guarantee text
☐ ICC, Uniform Rules for Demand Guarantees (URDG)	☐ Standard
☐ On-demand guarantee	☐ In accordance with prior guarantee number:
☐ Ordinary guarantee	☐ In accordance with attached draft guarantee text

The guarantee shall be subject to
☐ The prevailing version of the International Chamber of Commerce (ICC) Uniform Rules for Demand Guarantees (URDG)
☐ The following legislation:☐ Norwegian ☐ Other
☐ If the guarantee is to be issued by a local bank, the counter guarantee must also be in accordance with URDG
☐ Other, please specify:

Miscellaneous

The guarantee will be
☐ sent to us	☐ sent by Swift to the beneficiary via local bank (please fill in * above)
☐ sent to the Beneficiary	☐ issued by local bank (please fill in * above)

Account to be charged for commissions and costs

We consent to the guarantee being issued on the basis of this Guarantee request, and confirm that it is in accordance with and that we otherwise comply with all the provisions of the guarantee facility agreement entered into by Brilleland AS and Nordea Bank Norge ASA and Nordea Bank Finland Plc (the “Agreement”). This confirmation also applies to any subsequent changes to or extensions of the guarantee. Security provided under the Agreement also covers our liability towards the bank as a result of or in connection with the guarantee.

Place and date

Attachments:	Orderer’s name and authorised signature(s)
☐ Draft guarantee text
☐ Copy of tender
☐ Copy of contract/other
Nordea Bank Norge ASA Middelthuns gate 17 Oslo P.O. Box 1166 Sentrum NO-0107 OSLO Norway company registration number NO 911 044 110 MVA